Harvard Ave Acquisition Corporation

September 29, 2025

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Benjamin Holt and Jeffrey Gabor

Re:	Harvard Ave Acquisition Corporation
Registration Statement on Form S-1, as amended (File No. 333-284826)
Request for Acceleration of Effectiveness

Dear Mr. Holt and Mr. Gabor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Harvard Ave Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to, and that the Registration Statement becomes effective at, 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Sung Hyuk Lee
Sung Hyuk Lee
Chief Executive Officer

CC:	Ze’-ev D. Eiger, Esq.
Arila E. Zhou, Esq.
Robinson & Cole LLP